February 8, 2006 Ms. Heather Tress and Ms. Linda Cvrkel United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

RE:	Gaiam, Inc. Form 10-Q for the Quarter Ended September 30, 2005 File No. 0-27517

Dear Ms. Tress and Ms. Cvrkel:

        This letter responds to your letter dated December 21, 2005 relating to your comments in connection with the above-referenced submission. Gaiam’s responses to these comments follow the numbered comments contained in the December 21, 2005 letter, which we have reproduced below.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2005
Notes to Interim Condensed Consolidated Financial Statements, page 7Note
2. Mergers and Acquisitions, page 9

1.	It is unclear to us as to the nature of the acquisition of Good Times in September 2005. Please tell us and disclose in future filings to what extent you acquired control of and percentage of equity interests in Good Times through the acquisition. If you did not acquire control, please tell us how the transaction properly reflects a business combination under SFAS 141 rather than a purchase of assets. If a business was not acquired, please explain why you believe it was appropriate to recognize goodwill. Refer to the related guidance in EITF 98-3. Include in your response any liabilities assumed as part of the acquisition.

On July 8, 2005, Gaiam entered into an Asset Purchase Agreement with GT Brands LLC, GT Merchandising & Licensing LLC, Gym Time, LLC, BSBP Productions LLC and GoodTimes Entertainment LLC (collectively “GoodTimes”) pursuant to which Gaiam agreed to purchase certain assets of GoodTimes relating to GoodTimes’ independent home video entertainment business and to assume certain specified liabilities associated with media and software licenses and contracts to be assigned by GoodTimes to subsidiaries of Gaiam. GoodTimes agreed to file voluntary petitions commencing chapter 11 bankruptcy cases and to file a motion with the Bankruptcy Court for a 363/365 Order authorizing and approving (1) the sales of the assets under section 363 of the Bankruptcy Code and (2) the assumption and assignment of specified contracts under section 365 of the Bankruptcy Code. The Asset Purchase Agreement was amended on September 8, 2005, and, upon approval of the bankruptcy court, the closing of the asset purchase took place on September 13, 2005.

Gaiam did not acquire an equity interest in any of the GoodTimes entities, and those entities continue under the auspices of the bankruptcy court. Gaiam acquired inventory and prepaid royalties and media associated with content and talent licenses/contracts assigned to Gaiam along with the rights to future usage of the subject content, and Gaiam assumed liabilities for royalties due under these assigned agreements. Additionally, Gaiam purchased the right to receive payments from certain accounts receivable held by GoodTimes, a nominal amount of tangible personal property and other assets. The remainder of the inventory, receivables, personal property and other assets, including all of the cash and cash equivalents held by GoodTimes, remained the property of GoodTimes. Gaiam did not assume any of the real property or personal property leases of GoodTimes, nor did Gaiam assume any of the employment contracts, the collective bargaining arrangement, or benefit contracts of GoodTimes.

In response to your comment, we have revisited the requirements of SFAS 141 and the related guidance in EITF 98-3, and we have concluded that it is appropriate to treat the transaction as an asset acquisition, rather than a business combination. As you are aware, EITF 98-3 defines a business as a “self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.” Our asset acquisition did not meet these criteria, as we would not be able to sustain a revenue stream with only the assets acquired. As such, we are revising our accounting treatment of this acquisition to eliminate goodwill and fully allocate the purchase price to the assets acquired. We have undertaken an extensive analysis of the assets acquired in order to determine the appropriate valuations, and we expect to complete the revised purchase price allocation later this month. In Gaiam’s next periodic report on Form 10-K, to be filed in March 2006, and in all future filings, we will amend our financial statement presentation and related disclosures to reflect this as an acquisition of assets.

2.	If the acquisition of GoodTimes represents a business combination, please revise to include the pro forma disclosures required by paragraphs 54, 55 and 58 of SFAS No. 141, as applicable.

As we are revising our treatment of the GoodTimes acquisition to reflect it as an acquisition of assets rather than a business combination, this comment is no longer applicable.

3.	Also, please revise to disclose the factors that contributed to a purchase price resulting in recognition of goodwill. Refer to the requirements of paragraph 51b of SFAS NO. 141.

As we are revising our treatment of the GoodTimes acquisition to reflect it as an acquisition of assets rather than a business combination, this comment is no longer applicable, as no goodwill will be recorded.

Periodic Report on Form 8-K/A filed November 29, 2005 Exhibit 99.1 GT Brands LLC Financial Statements

4.	If it is determined that the acquisition of Good Times was a business combination, please amend your 8-K/A to include the audit report for all periods presented in the financial statements of GT Brands LLC. Refer to Regulation S-X, Articles 3-05.

As we are revising our treatment of the GoodTimes acquisition to reflect it as an acquisition of assets rather than a business combination, this comment is no longer applicable.

5.	If it is determined that the acquisition of Good Times was a business combination, please amend your 8-K/A to also include financials through the most recent interim period, as applicable of GT Brands LLC. Refer to Regulation S-X, Article 3-05(b) (2).

As we are revising our treatment of the GoodTimes acquisition to reflect it as an acquisition of assets rather than a business combination, this comment is no longer applicable.

6.	Please tell us and clarify in an amended Form 8-K why you have included financial statements for both GT Brands LLC and Subsidiaries and GT Brands Holdings LLC and Subsidiaries for 2003 in you Form 8-K filing. Your revised Form 8-K should clearly explain the nature of the assets or interest acquired in your recent acquisition transaction and should explain why financial statements for both entities have been provided. We may have further comment upon receipt of your response.

As we are revising our treatment of the GoodTimes acquisition to reflect it as an acquisition of assets rather than a business combination, we will file an amended Form 8-K deleting Exhibit 99.1, as this information is no longer required or applicable.

Financial Statements of GT Brands LLC and Subsidiaries

7.	Revise the statements of operations of GT Brands LLC and Subsidiaries to eliminate the subtitle “Loss from Operations before Impairment of Goodwill and Intangible Assets: as the presentation of this subtotal is not appropriate. Refer to the guidance outlined in SAB Topic 5:P, Question 2. The pro forma statements of operations included in your Form 8-K/A should be similarly revised.

As we are revising our treatment of the GoodTimes acquisition to reflect it as an acquisition of assets rather than a business combination, we will file an amended Form 8-K deleting Exhibit 99.1, as this information is no longer required or applicable.

Exhibit 99.2 Pro Forma Financial Statements Pro Forma Statements of Operations

8.	Revise to eliminate the pro forma adjustments (4) and (5) eliminating impairment of goodwill and intangible assets and the gain on sale of REPS LLC. As these events or transactions occurred prior to the acquisition of GoodTimes Entertainment and were reflected in its historical financial statements prior to the acquisition, they are not directly attributable to the acquisition transaction and should not be eliminated through pro forma adjustments. Refer to the guidance outlined in Rule 11-02(b) (6) of Regulation S-X. Please note however that the notes to the pro forma statements of operations should however disclose that the pro forma results of operations include these transactions. See Rule 11-02(c) (4) of Regulation S-X.

As we are revising our treatment of the GoodTimes acquisition to reflect it as an acquisition of assets rather than a business combination, we will file an amended Form 8-K deleting Exhibit 99.2, as this information is no longer required or applicable.

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

9.	Your disclosure in the notes to the pro forma statements indicate that you have not adjusted to reflect the exclusion of revenue and expenses related to those titles which Gaiam did not acquire from GT. Please revise to exclude the revenue and operating results associated with these contracts and titles not acquired or explain why you believe your current presentation is appropriate.

As we are revising our treatment of the GoodTimes acquisition to reflect it as an acquisition of assets rather than a business combination, we will file an amended Form 8-K deleting Exhibit 99.2, as this information is no longer required or applicable.

10.	Refer to Note 3 – Please revise to disclose the useful lives used to determine the amortization expense associated with each category of intangible assets acquired in connection with the acquisition of GoodTimes Entertainment.

As we are revising our treatment of the GoodTimes acquisition to reflect it as an acquisition of assets rather than a business combination, we will file an amended Form 8-K deleting Exhibit 99.2, as this information is no longer required or applicable.

11.	Refer to Note 6 – Please expand your footnote disclosure to clarify why this adjustment is factually supportable and directly attributable to the acquisition transaction. If this is because the GoodTimes debt was not assumed by the Company, please state this is your revised disclosure.

As we are revising our treatment of the GoodTimes acquisition to reflect it as an acquisition of assets rather than a business combination, we will file an amended Form 8-K deleting Exhibit 99.2, as this information is no longer required or applicable.

12.	Refer to Note 7 – Please expand Note 7 to explain the Company’s basis for the conclusion that a tax benefit on losses incurred by GoodTimes during 2004 and the nine months ended September 30, 2005 should be recognized since management believes it will be able to use the net operating loss carryforwards from these periods to offset future taxable income.

As we are revising our treatment of the GoodTimes acquisition to reflect it as an acquisition of assets rather than a business combination, we will file an amended Form 8-K deleting Exhibit 99.2, as this information is no longer required or applicable.

We appreciate your comments and your assistance in helping us to comply with the applicable disclosure requirements and to enhance our overall filing disclosures. We acknowledge that Gaiam and its management are responsible for the adequacy and accuracy of the disclosure in our filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Gaiam may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should you have any further questions, suggestions or need additional information, please feel free to contact me at (303) 222-3758. Thank you again for your assistance.

Regards, /s/ Janet Mathews Janet Mathews Chief Financial Officer